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                             June 23, 2020

       Elliot Jordan
       Chief Financial Officer
       Farfetch Ltd
       The Bower
       211 Old Street
       London EC1V 9NR
       United Kingdom

                                                        Re: Farfetch Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Response dated June
18, 2020
                                                            File No. 001-38655

       Dear Mr. Jordan:

              We have reviewed your June 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 4, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Note 6. Segmental and Geographical Information, page F-32

   1. We read your response to comment 1. The customers of your first party sales are the shoppers on your
digital platform whereas the customers of your third party sales are the retail and brand
partners. Therefore, the products and/or services provided to these customers appear to be
different. Please disclose first party sales separately from third party sales. Refer to
paragraph 32 of IFRS 8 and paragraph 114 of IFRS 15.
 Elliot Jordan
Farfetch Ltd
June 23, 2020
Page 2
2. We read your response to comment 2. Please confirm that you will also disclose the geographical revenue information on a supply basis. Refer to paragraph 33 of IFRS 8.
       You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameElliot Jordan                             Sincerely,
Comapany NameFarfetch Ltd
                                                            Division of
Corporation Finance
June 23, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName